SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the directors of the Company dated May 10, 2022 passed in accordance with the Company’s Twelfth Amended and Restated Articles of Association (the “Articles”)

The undersigned being all of the Directors of the Company for the time being, hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she was required to disclose in accordance with the Company’s Articles of Association or in accordance with applicable law or otherwise or which might disqualify him or her from approving these resolutions, such disclosure has been made and the Director may vote and act on the matters referred to herein.

SUBSIDIARY MERGERS

IT IS NOTED THAT:

1.	Nu Participações S.A. (“Participações”) and Nu Participações Financeiras S.A. (“Financeiras” and together with Participações, the “Subsidiaries”) are indirect subsidiaries of the Company;

2.	pursuant to a plan of merger effected on 31 December 2021 in accordance with Brazilian law, Financeiras merged with Nu Invest Corretora de Valores S.A. and thereafter ceased to exist (the “Financeiras Merger”);

3.	pursuant to a plan of merger effected on 29 April 2022 in accordance with Brazilian law, Participações merged with Vérios Gestão de Recursos S.A. and thereafter ceased to exist (the “Participações Merger” and together with the Financeiras Merger, the “Mergers”); and

4.	in connection with the Mergers, the Directors have circulated to certain members of the Company a form of written consent to be signed by such members and the Company, pursuant to which the following consents will be given (the “Shareholder Consent”):

a.           a consent from the Shareholder to ratify any and all prior actions having been taken by the Company to permit its Subsidiaries to take actions resulting in the consummation of the Mergers, for the purposes of section 2.05 of the SHA and for all other purposes; and

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b.           consents from the holders of a majority of the Class B Ordinary Shares in issue to ratify any and all prior actions having been taken by the Company to permit the Subsidiaries to take actions resulting in the consummation of the Mergers, for the purposes of Article 22.3 of the Articles and for all other purposes.

IT IS RESOLVED THAT:

1.	It was in the best interests of the Company to have undertaken the Mergers and to have performed the transactions contemplated thereby.

2.	Any Director or Officer of the Company be and is hereby authorized to take such further actions as he may consider necessary or convenient to effect the foregoing resolutions.

3.	All prior acts of any Director or Officer of the Company in connection with the foregoing resolutions, including but not limited to the acts of any Director or Officer of the Company in authorizing the consummation of the Mergers without having first obtained requisite approvals, be and they hereby are confirmed, ratified and approved.
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OMNIBUS RESOLUTIONS

IT IS RESOLVED that any of the appropriate Directors and Officers of the Company be, and each of them hereby is, authorized (i) to prepare, execute, deliver and perform, as the case may be, such agreements, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing transactions or to carry out the intent and purposes of the foregoing resolutions and the transactions contemplated thereby, the preparation, execution, delivery and performance of any such agreements, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the Directors thereof and all matters relating thereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

________________________	___________________________
David Vélez Osorno	Anita Mary Sands

________________________	___________________________
Daniel Krepel Goldberg	Douglas Mauro Leone

________________________	___________________________
Jacqueline Dawn Reses	Larissa de Macedo Machado

________________________	___________________________
Luis Alberto Moreno Mejía	Muhtar Ahmet Kent

________________________
Rogério Paulo Calderón Peres

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 12, 2022